PROSPECTUS SUPPLEMENT NO. 6                 FILED PURSUANT TO RULE 424(B)(3)
TO THE PROSPECTUS DATED JANUARY 24, 1997,   REGISTRATION NO.: 333-1926
AS SUPPLEMENTED TO DATE

                                  OPTION TO PURCHASE

                                    33,000 SHARES

                                          OF

                                 CLASS B COMMON STOCK

    This Prospectus Supplement relates to the issuance by Doctors Health
System, Inc., a Maryland corporation ("Doctors Health") of an Option (the "Option") to purchase 33,000 shares of its Class B Common Stock par value $.01 per share ("the Class B Common Stock") pursuant to Option Agreement (the "Option Agreement") to be entered into among Steven J. Adashek ("Physician") and Doctors Health. This Prospectus Supplement should be read in conjunction with the Prospectus dated January 24, 1997 and the Prospectus Supplement No. 1 dated March 14, 1997 which contains the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1996.

    Doctors Health's principal executive office is located at 10451 Mill Run Circle, Tenth Floor, Owings Mills, Maryland 21117, telephone number (410) 654-5800.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER OF ANY PERSON TO EXCHANGE OR SELL, OR A SOLICITATION FROM ANY PERSON OF AN OFFER TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS SUPPLEMENT FROM ANY PERSON, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROSPECTUS SUPPLEMENT RELATES SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED THEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                                   _______________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                   _______________

    See "Risk Factors" referred to on page S-2 hereof for certain information that should be considered in connection with an investment in securities of Doctors Health.

    The date of this Prospectus Supplement is March 26, 1997.

                                     RISK FACTORS

FINANCIAL PERFORMANCE OF DOCTORS HEALTH

    Doctors Health has a limited operating history and for the fiscal year ended June 30, 1996 and the six months ended December 31, 1996, recorded a net loss of approximately $6.6 million and $6.7 million, respectively. Doctors Health is likely to record a net loss for the fiscal year ending June 30, 1997. There can be no assurance that after the competion of this transaction Doctors Health will earn operating profits.

RISK FACTORS SET FORTH IN THE PROSPECTUS DATED JANUARY 24, 1997

    The Risk Factors set forth in the Prospectus are incorporated herein by reference and should be read carefully by investors.

PROPOSED OPTION AGREEMENT AMONG DOCTORS HEALTH AND STEVEN J. ADASHEK

    The following description of the transactions contemplated by the Option Agreement does not purport to be complete and is qualified in its entirety by reference to the Option Agreement, a copy of which is attached to this Prospectus Supplement as Annex A and is incorporated herein. Physician is urged to read the Option Agreement in its entirety.

VESTING

    The Option shall vest and be exercisable upon the earlier to occur of March 2, 2002 or, if earlier, upon Physician's death or upon the occurrence of a change in control of Doctors Health, unless the Option has earlier terminated pursuant to the provisions of the Option Agreement.


GENERAL

    Pursuant to the Option Agreement, Doctors Health has granted to Physician an option to purchase 33,000 shares of Doctors Health Class B Common Stock for an exercise price of $.01 per share.

TERMINATION

    Options granted to Physician shall terminate with respect to any shares of Class B Common Stock as to which the Option has not been exercised effective on the date Physician is no longer employed by Doctors Health or an affiliate of Doctors Health for any reason other than Physician's death or Disability (as defined in Physician's employment agreement with Doctors Health dated March 1, 1997.

TAX LIABILITY ADVANCE

    The Physician and Doctors Health understand that issuance of the Option is not a taxable event. However, because the Internal Revenue Service may take a different view, the Option Agreement provides that Doctors Health shall advance the Physician sufficient funds (the "Advance") to pay any federal income tax liability (the "Tax") caused by the issuance of the Option if the Internal Revenue Service determines that the Physician received taxable income solely because of the grant of the Option with an Option Price discounted from the fair market value of the Class B Common Stock. Doctors Health's obligation shall apply only if such Tax is incurred at a time when Physician's shares of DHS Common Stock are NOT registered under Section 12 of the Securities Exchange Act of 1934, as amended. Physician agrees to cooperate fully with Doctors

Health to avoid the institution of any tax on the grant of the Option. Doctors Health shall manage, at its expense, all negotiations, proceedings or litigation deemed necessary by Doctors Health to avoid such tax liability. Physician shall repay the Advance and accrued interest at the applicable federal rate for mid-term investments, on the earlier to occur of (i) termination of Physician's employment; (ii) a sale of all or a portion of such shares to a third party; or
(iii) within thirty days following the completion of a public offering of DHS's securities registered under Section 12 of the Securities Exchange Act of 1934 which includes Physician's shares. Physician shall grant Doctors Health a security interest in the shares to secure repayment of the Advance.


                      RESALE OF OPTION AND CLASS B COMMON STOCK

    The Option and the Shares offered by this Prospectus Supplement have been registered under the Securities Act. The shares issuable upon exercise of the Option will be subject to the Stockholders Agreement attached hereto as Annex B and therefore, will not be freely transferable. The Option is nontransferable. In addition, there is no public market for the Option or the Class B Common Stock.

                                    LEGAL MATTERS

    The validity of the Class B Common Stock offered hereby have been passed upon for the Company by Venable, Baetjer and Howard, LLP, Baltimore, Maryland.

                                       ANNEXES

    Annex A - Option Agreement between Doctors Health System, Inc. and Steven
  J. Adashek.

    Annex B - Stockholders Agreement dated January 31, 1997 (delivered to Physician as Prospectus Supplement No. 2)

                                       ANNEX A

                             DOCTORS HEALTH SYSTEM, INC.

                                   OPTION AGREEMENT

         This Option Agreement (the "Option Agreement") is entered into this ___ day of March, 1997, by and between Doctors Health System, Inc., a Maryland corporation ("DHS"), and Steven J. Adashek, M.D. ("Optionee").

                                      RECITALS:

         1. DHS has registered certain shares of its Class B Common Stock, par value $.01 per share ("Class B Common Stock") and options to acquire Class B Common Stock ("Options") with the Securities and Exchange Commission ("SEC") and with certain applicable states.

         2. Pursuant to such registration, DHS is offering of some or all of such registered securities (the "Offering"), the terms of which are set forth in a Prospectus and a Prospectus Supplement (together referred to herein as the "Prospectus") that are part of the registration statement on Form S-1 filed with the SEC (the "Registration Statement").

         3. Optionee desires to acquire the securities offered pursuant to the terms of the Offering and, in connection therewith has executed an Employment Agreement with WomanCare IPA, Inc., a wholly owned subsidiary of DHS dated March 7, 1997 (the "Employment Agreement").

         4. Pursuant to the Offering and the Employment Agreement, the Company has agreed to grant Optionee Options to purchase 33,000 shares of Class B Common Stock.

                                     AGREEMENTS:

         In consideration of the foregoing and of the mutual agreements herein contained and set forth in the Employment Agreement, the parties hereto agree as follows:

                                      ARTICLE 1
                                     DEFINITIONS

         For the purposes of this Option Agreement, the definitions set forth in Sections 1.1 through 1.11 shall be applicable.

         Section 1.1 AFFILIATE. "Affiliate" shall mean any entity, whether now or hereafter existing, which controls, is controlled by, is under common control with, or whose medical practice is affiliated with, the Corporation (including, but not limited to, joint ventures, limited liability companies, and partnerships). For this purpose, "control" shall mean ownership of 50% or more of the total combined voting power of all classes of stock or interests of the entity.

         Section 1. 2 CLASS B COMMON STOCK. "Class B Common Stock" shall mean shares of DHS's authorized but unissued Class B common stock, par value of one cent ($0.01) per share.

         Section 1. 3 EXERCISE DATE. "Exercise Date" shall mean the date on which the Compensation Committee of DHS (the "Committee") receives the written notice required under Section 3.2 of this Option Agreement that Optionee has exercised the Option.

         Section 1. 4 GRANT DATE. "Grant Date" shall mean the date on which DHS issues an Option to Optionee pursuant to this Option Agreement.

         Section 1. 5 OFFERING. "Offering" shall mean the offering of securities by DHS pursuant to which Optionee is acquiring the Options, the terms of which are set forth in the Prospectus.

         Section 1. 6 OPTIONS. "Options" shall mean those options to acquire shares of Class B Common Stock of DHS granted to Optionee pursuant to this Option Agreement, each such option, upon proper exercise, entitling the Optionee to one share of Class B Common Stock pursuant to the terms set forth in the Prospectus and this Option Agreement.

         Section 1.7 FAIR MARKET VALUE. "Fair Market Value" of a share of the Corporation's Common Stock for any purpose on a particular date shall be determined in a manner such as the Committee shall in good faith determine to be appropriate; provided, however, that if the Common Stock is publicly traded, then Fair Market Value shall mean the last reported sale price per share of Common Stock, regular way, on such date or, in case no such sale takes place on such date, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on a national securities exchange or included for quotation on the Nasdaq-National Market, or if the Common Stock is not so listed or admitted to trading or included for quotation, the last quoted price, or if the Common Stock is not so quoted, the average of the high bid and low asked prices, regular way, in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotations system that may then be in use or, if the Common Stock is not quoted by any such organization, the average of the closing bid and asked prices, regular way, as furnished by a professional market maker making a market in the Common Stock as selected in good faith by the Committee or by such other source or sources as shall be selected in good faith by the Committee. If, as the case may be, the relevant date is not a trading day, the determination shall be made as of the next preceding trading day. As used herein, the term "trading day" shall mean a day on which public trading of securities occurs and is reported in the principal consolidated reporting system referred to above, or if the Common Stock is not listed or admitted to trading on a national securities exchange or included for quotation on the Nasdaq-National Market, any business day.

         Section 1. 8 OPTION PRICE. "Option Price" shall mean the price per share of Common Stock at which the Option may be exercised. "Aggregate Option Price" shall mean the Option Price multiplied by the number of Options to be exercised pursuant to a notice of exercise.

         Section 1. 9 PROSPECTUS. "Prospectus" shall mean the Prospectus and any Prospectus Supplements that are part of the Registration Statement filed on Form S-1 by DHS and which set forth the terms of the Offering.

         Section 1. 10 REGISTRATION STATEMENT. "Registration Statement" shall mean the registration statement filed by DHS with the SEC with respect to the registration of the securities of DHS, some or all of which are the subject of the Offering.

         Section 1. 11 CHANGE IN CONTROL. "Change in Control" shall mean (i) a liquidating distribution to DHS shareholders (or similar event); (ii) a combination, consolidation or merger where DHS is not the survivor; (iii) any sale, exchange or other disposition of all or substantially all of DHS's assets; or (iv) any public offering of DHS's Securities at a company value of at least $25,000,000 with proceeds to DHS of at least $15,000,000.

                                      ARTICLE 2
                                 ISSUANCE OF OPTIONS

         Section 2.1 ISSUANCE OF OPTIONS. DHS hereby grants to Optionee, as of the date hereof (the "Grant Date") Thirty-Three Thousand (33,000) Options to purchase shares of Class B Common Stock at an exercise price of one cent ($.01) per share (the "Option Price"), or such adjusted number of Options at such adjusted Option Price as may be established from time to time pursuant to the provisions of Article 5 hereof. Each Option, upon proper exercise thereof in accordance with this Option Agreement, entitles Optionee to purchase one share of DHS Class B Common Stock.

                                      ARTICLE 3
                                 EXERCISE OF OPTIONS

         Section 3.1 EXERCISABILITY OF OPTIONS. The Options shall be exercisable, in whole or in part, at any time on or after March 25, 2002 or, if earlier, upon Optionee's death or upon the occurrence of a Change in Control, unless the Options have earlier terminated pursuant to the provisions of this Option Agreement. The Option may not be exercised unless such action or consent as may be required by federal or state law relating to the issuance or distribution of securities shall have been taken or obtained.
                                         S-5

         Section 3.2 MANNER OF EXERCISE. The Options may be exercised, in whole or in part, by delivering written notice of exercise to DHS in such form as DHS may require from time to time. Such notice shall specify the number of Options being exercised, and shall be accompanied by full payment of the Aggregate Option Price. In addition, such notice shall be accompanied by (i) a written acknowledgment of the restrictions on the transferability of the shares of Class B Common Stock executed in the form of the letter attached hereto and marked Exhibit A and (ii) a signed copy of a Stockholders Agreement in such form as DHS may prescribe. Notwithstanding anything herein to the contrary, all Class B Common Stock issued pursuant to the Options shall be subject to the terms and conditions of said Stockholders Agreement. Payment of the Aggregate Option Price may be made (i) in cash, (ii) in a number of shares of Class B Common Stock (including shares of Class B Common Stock acquired upon the exercise of an option) having a total Fair Market Value on the Exercise Date equal to the Aggregate Option Price, or (iii) by a combination of the foregoing. Notwithstanding the foregoing, if the Common Stock is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, unless the Committee determines otherwise in its discretion, payment of the Option Price also may be satisfied, in whole or in part, by delivery of a properly executed exercise notice, together with irrevocable instructions; (i) to a brokerage firm approved by the Committee to deliver promptly to DHS the aggregate amount of sale or loan proceeds to pay the Option Price and any withholding tax obligations that may arise in connection with the exercise, and (ii) to DHS to deliver the certificates for such purchased shares directly to such brokerage firm. The Options may be exercised only in multiples of whole shares of Class B Common Stock and no partial shares shall be issued.

         Section 3.3  ISSUANCE OF SHARES AND PAYMENT OF CASH UPON EXERCISE.
Upon exercise of the Options, in whole or in part, in accordance with the terms of this Option Agreement and upon payment of the Aggregate Option Price, DHS shall issue to Optionee the number of shares of Class B Common Stock equal to the number of Options being exercised and for which payment was received, in the form of fully paid and non-assessable Class B Common Stock.

         Section 3.4 RESERVATION OF SHARES. DHS shall at all times reserve and keep available for issuance upon the exercise of Options a number of its authorized but unissued shares of Class B Common Stock that will be sufficient to permit the exercise in full of all outstanding Options.


                                      ARTICLE 4
                                TERMINATION OF OPTIONS

         Section 4.1 UPON OPTIONEE'S DEATH. Unless such Options are earlier terminated pursuant to the provisions of this Option Agreement, upon Optionee's death Optionee's executor, personal representative or the person to whom the Options shall have been transferred by will or the laws of descent and distribution, as the case may be, may exercise all or any part of the Options not previously exercised, provided such exercise occurs within twelve (12) months after the date Optionee dies, but not later than the end of the stated term of the Option and, provided further, that such person executes a Stockholders Agreement in such form as DHS may prescribe.

         Section 4.2 TERMINATION OF EMPLOYMENT FOR REASON OTHER THAN DEATH OR DISABILITY. Unless earlier terminated pursuant to the provisions of this Option Agreement, Options granted to Optionee shall terminate with respect to any shares of Class B Common Stock as to which the Option has not been exercised, as of the date Optionee is no longer employed by either DHS or an Affiliate for any reason other than Optionee's death or Disability (as such term is defined in the Employment Agreement).

         Section 4.3  TERMINATION OF EMPLOYMENT BY REASON OF DISABILITY.
Unless the Options have earlier terminated pursuant to the provisions of this Option Agreement, in the event that Optionee ceases to be an employee of DHS or an Affiliate by reason of Disability, Options that have not yet been exercised may be exercised in whole or in part at any time on or after the date of Disability, but not later than the end of the stated term of the Option or as otherwise provided by the provisions of Section 4.1 of this Option Agreement.

                                      ARTICLE 5
                                     ADJUSTMENTS

         Section 5.1 ADJUSTMENT OF NUMBER OF OPTIONS; OPTION PRICE. Subject to the provisions of this Article 5, the Option Price shall be subject to adjustment as follows:

              (a) In the event any change is made to the Class B Common Stock (whether by reason of (i) a merger, consolidation, reorganization or recapitalization of DHS or (ii) a stock dividend, stock split, combination of shares, exchange of shares or other change in capital structure of DHS effected without receipt of consideration), then, appropriate adjustments shall be made to the number of shares and Option Price of the Class B Common Stock subject to the Options.

              (b) If DHS is the surviving entity in any merger or other business combination then the Options outstanding immediately after such merger or other business combination, shall be appropriately adjusted to apply and pertain to the number and class of securities that would be issuable to the Optionee in the consummation of such merger or business combination if the Options were exercised immediately prior to such merger or business combination, and appropriate adjustments shall also be made to the Option Price.

                                      ARTICLE 6
                                    MISCELLANEOUS

         Section 6.1 NO RIGHTS OF STOCKHOLDER. Optionee shall not have any of the rights of a stockholder with respect to the shares of Class B Common Stock that may be issued upon the exercise of the Options until such shares of Class B Common Stock have been issued to Optionee upon the due exercise of the Options.

         Section 6.2 NONTRANSFERABILITY OF OPTION. The Option shall be nontransferable otherwise than by will or the laws of descent and distribution. During the lifetime of Optionee, the Options may be exercised only by Optionee or, during the period Optionee is under a legal disability, by Optionee's guardian or legal representative.

         Section 6.3 NON-GUARANTEE OF EMPLOYMENT. Nothing in the Offering, the Main Agreement or this Option Agreement shall be construed as a contract of employment between DHS (or an Affiliate) and Optionee, or as a contractual right of Optionee to continue in the employ of DHS or an Affiliate, or as a limitation of the right of DHS or an Affiliate to discharge Optionee at any time.

         Section 6.4 WITHHOLDING TAXES. DHS or any Affiliate shall have the right to deduct from any compensation or any other payment of any kind (including withholding the issuance of shares of Class B Common Stock) due Optionee the amount of any federal, state or local taxes required by law to be withheld as the result of the exercise of the Option or the disposition of shares of Class B Common Stock acquired pursuant to the exercise of the Option. In lieu of such deduction, DHS may require Optionee to make a cash payment to DHS or an Affiliate equal to the amount required to be withheld. If Optionee does not make such payment when requested, DHS may refuse to issue any Class B Common Stock certificate until arrangements satisfactory to the Company for such payment have been made.

         Section 6.5 AGREEMENT SUBJECT TO CHARTER AND BY-LAWS. This Agreement is subject to the Charter and By-Laws of DHS, and any applicable federal or state laws, rules or regulations.

         Section 6.6 HEADINGS. The headings in this Option Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Option Agreement.

         Section 6.7 NOTICES. All notices and other communications made or given pursuant to this Option Agreement shall be in writing and shall be sufficiently made or given if hand delivered or mailed by certified mail, addressed to Optionee at the address contained in the records of DHS or an Affiliate, or to DHS for the attention of its Secretary at its principal office.

         Section 6.8 ENTIRE AGREEMENT; MODIFICATION. This Option Agreement contains the entire agreement between the parties with respect to the subject matter contained herein and may not be modified, except in a written document signed by each of the parties hereto.

         Section 6.9 COUNTERPARTS. This Option Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

         Section 6.10 GOVERNING LAW. This Option Agreement shall be governed by and construed under the laws of the State of Maryland without regard to conflicts of law.

         IN WITNESS WHEREOF, the parties have executed this Option Agreement as of the date first above written.


                             DOCTORS HEALTH SYSTEM, INC.


                             By: _________________________
                                   Stewart B. Gold, President

                             OPTIONEE


                             By: _________________________
                                   Steven J. Adashek, M.D.

                                      EXHIBIT A


Doctors Health System, Inc.
10451 Mill Run Circle, 10th Floor
Owings Mills, Maryland  21117

Gentlemen:

         I hereby exercise _________ Options granted to me on ____________________, 199____, by Doctors Health System, Inc. (the "Company"),
subject to all the terms and provisions of the Option Agreement dated _________________, and notify you of my desire to purchase ____________ shares of Class B Common Stock of DHS at a price of $___________ per share pursuant to the exercise of said Options, for a total purchase price of $_________.

     I hereby confirm that I am a party to a Stockholders Agreement with DHS
(or will be upon DHS's execution of the Stockholders Agreement executed by me and attached hereto) pursuant to which I have agreed to certain restrictions on the transferability of the shares of Class B Common Stock issued to me upon exercise of the Options and other matters relating thereto, and the certificates for the Shares to be issued to me shall contain a legend to that effect.


Total Amount Enclosed:  $__________



Date:___________________________     ______________________________
                                              (Optionee)


Received by Doctors Health System, Inc. on

______________________________, 19__



By: ________________________________

                                       ANNEX B

                                                                 EXECUTION COPY


                     AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

    THIS AMENDED AND RESTATED STOCKHOLDERS AGREEMENT is executed as of this
31st day of January, 1997, by and among DOCTORS HEALTH SYSTEM, INC., a Maryland corporation ("DHS"), STEWART GOLD ("GOLD"), SCOTT RIFKIN ("RIFKIN"), ALAN KIMMEL ("KIMMEL") (Gold, Rifkin and Kimmel being collectively, the "MANAGEMENT STOCKHOLDERS" or individually, a "MANAGEMENT STOCKHOLDER"), MEDICAL HOLDINGS LIMITED PARTNERSHIP, a Maryland limited partnership (the "LP"), ST. JOSEPH MEDICAL CENTER, INC., a Maryland non-profit, non-stock corporation (the "SERIES A INVESTOR"), MED-LANTIC MANAGEMENT SERVICES, INC., a Maryland corporation (the "SERIES B INVESTOR"), and GENESIS HEALTH VENTURES, INC., a Pennsylvania corporation (the "SERIES C INVESTOR") (the Management Stockholders, the LP, the Series A Investor, the Series B Investor and the Series C Investor each being a "STOCKHOLDER" and collectively being the "STOCKHOLDERS"). As used in this Agreement, the terms "Stockholder" and "Stockholders" shall include any successors, assigns, transferees (whether by sale, gift, or other disposition), heirs, and personal representatives of a Stockholder, whether permitted by the terms hereof or otherwise.
    WHEREAS, DHS has authorized capital stock consisting of Twenty Million, Seven Hundred Thousand (20,700,000) shares of Class A Common Stock, with a par value of one cent ($0.01) per share, of which Eight Hundred Thousand (800,000) shares are issued and owned by the Management Stockholders in the proportions set forth on Exhibit 1 attached hereto and made a part hereof (the "CLASS A COMMON STOCK"); Ten Million (10,000,000) shares of Class B Common Stock, with a par value of one cent ($0.01) per share, of which Two Million Two Hundred Thousand (2,200,000) shares are issued and owned by the LP (the "CLASS B COMMON STOCK"); Twenty-Nine Million, Fifty Thousand (29,050,000) shares of Class C Common Stock, with a par value of one cent ($0.01) per share, of which no shares are issued or outstanding (the "CLASS C COMMON STOCK"); One Million (1,000,000) shares of Series A Convertible Preferred Stock with a par value of Five Dollars ($5.00) per share, One Million (1,000,000) of which are owned by the Series A Investor (the "SERIES A PREFERRED STOCK"); Three Hundred Fifty-Five Thousand Five Hundred Fifty-Six (355,556) shares of Series B Convertible Preferred Stock with a par value of Eleven Dollars and Twenty-Five Cents ($11.25) per share, Three Hundred Fifty-Five Thousand Five Hundred Fifty-Six (355,556) of which are owned by the Series B Investor (the "SERIES B PREFERRED STOCK"), One Million Five Hundred Thousand (1,500,000) shares of Series C Convertible Preferred Stock with a par value of Fourteen Dollars ($14.00) per share, Five Hundred Seventy-One Thousand Four Hundred Twenty-Eight (571,428) of which are owned by the Series C Investor (the "SERIES C PREFERRED STOCK") (the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock are hereinafter collectively referred to as the "CONVERTIBLE PREFERRED STOCK"); and One Million (1,000,000) shares of preferred stock, with a par value of One Cent ($0.01) per share, of which no shares are issued and outstanding (the Class A Common Stock, the Class B Common Stock, the Class C Common Stock, the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the preferred stock each being a "CLASS" and collectively being the "STOCK"); and
    WHEREAS, the Stockholders own all of the issued and outstanding shares of DHS and, with DHS, desire to assure continuity and to perpetuate harmony in DHS's management, policies and operations; and
    WHEREAS, each Stockholder desires to facilitate the prompt liquidation of the Management Stockholders' Stock in the event of the death of a Management Stockholder, or, if necessary, during such Management Stockholder's lifetime; and
    WHEREAS, the Stockholders desire to maintain ownership and control of DHS among themselves for the purposes of insuring continuity of management among themselves; and
    WHEREAS, the Stockholders and DHS deem it in their best interests to impose certain restrictions and obligations on themselves in order to effectuate the foregoing purposes; and
    WHEREAS, the Stockholders and DHS entered into a Stockholders Agreement dated September 4, 1996 and in connection with the issuance of a convertible subordinated note convertible into additional shares of Series C Preferred Stock to an affiliate of the Series C Investor, the Stockholders and DHS wish to enter into this Amended and Restated Stockholders Agreement.

    NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth below, and other good and valuable consideration the receipt and sufficiency of which are acknowledged, the parties, intending to be legally bound, covenant and agree as follows:
    1.   RECITALS; DEFINITIONS.
    (a)  RECITALS.   The foregoing recitals are made a part of this Agreement.
    (b)  CERTAIN DEFINITIONS.
    "CHANGE IN CONTROL" shall mean the earlier to occur of the following:
(i) a liquidating distribution to DHS' stockholders (or similar event); (ii) a contribution, consolidation or merger where DHS is not the survivor; (iii) any sale, exchange or other disposition of all, or substantially all, of DHS' assets; or (iv) any public offering of DHS' securities at a company value of at least $25,000,000 with proceeds to DHS of at least $15,000,000.
    "DHS AMENDED AND RESTATED ARTICLES" shall mean the Articles of Amendment and Restatement of DHS dated January 31, 1997 and filed with the Maryland State Department of Assessments and Taxation on February 4, 1997.
    (c) OTHER DEFINED TERMS. When used in this Agreement with its initial letter capitalized, a word that is not defined in this Section 1 shall have the meaning set forth elsewhere in this Agreement. When a word used in this Agreement with its initial letter capitalized is not defined in this Agreement, such word shall have the meaning set forth in the Definition Appendix attached to this Agreement as APPENDIX A.
    2. STOCK, WARRANTS AND OPTIONS COVERED; ADDITIONAL PARTIES. Except as otherwise provided herein, all of the provisions of this Agreement shall apply to, and the term "Stock" shall include, the Stock and all other shares of capital stock and rights, including warrants and options, to acquire shares of capital stock and all other equity securities now owned or which may be issued hereafter to the Stockholders in consequence of any additional issuance, purchase, exchange or reclassification of shares, corporate reorganization, or any other form of recapitalization, consolidation, merger, share split, share dividend, or which are acquired by Stockholders in any other manner. For purposes of this Agreement, the term "Stock" shall include (i) beneficial interests held by any beneficiary in any trust permitted to be a transferee hereunder, (ii) that certain Stock Warrant No. 1 executed and delivered on December 1, 1995 by DHS to the Series B Investor granting to the Series B Investor the right to acquire Eighty Eight Thousand Eight Hundred Eighty Nine (88,889) shares of the Class A Common Stock of the Company ("WARRANT NO. 1"),
(iii) that certain Stock Warrant No. 5 executed and delivered on January 31, 1997 by DHS to the Series C Investor granting to the Series C Investor the right to acquire 250,000 shares of Class A Common Stock of the Company ("WARRANT NO. 5"), (iv) the option of the Series C Investor to purchase Two Hundred Fifty Thousand (250,000) shares of Series C Preferred Stock from DHS pursuant to the Amended and Restated Option Agreement dated as of January 31, 1997 between DHS and the Series C Investor (the "OPTION"), and (v) the shares of Series C Preferred Stock issuable upon conversion of the Convertible Subordinated 11% Note dated January 31, 1997 issued by DHS to Genesis Holdings, Inc. (Warrant No. 1 and Warrant No. 5 are collectively referred to as the "Warrant".) The parties hereto acknowledge and agree that upon conversion of shares of Convertible Preferred Stock into shares of Class C Common Stock all references to "Stock" and all references to "Convertible Preferred Stock" herein shall include all such shares of Class C Common Stock, and all references to "holders of Convertible Preferred Stock" shall include "holders of Class C Common Stock." DHS acknowledges and agrees that it will not issue any additional shares of its capital stock (or options) to any person or entity which is not a party to this Agreement without requiring, as a condition precedent to such issuance, that such person or entity execute a counterpart to this Agreement (provided that non-executive employees of DHS to whom shares of capital stock are issued pursuant to any employment agreement or any stock option, stock purchase or similar plan of DHS shall not be required to execute this Agreement so long as DHS, as a condition of such issuance, retains rights to repurchase such shares of capital stock under substantive terms and conditions consistent with those granted to DHS herein), and any member of DHS' executive management team who is granted shares (or options) shall be deemed a "Management Stockholder" for purposes hereof.
    3. PURCHASE AND SALE. DHS agrees to purchase and redeem, and each Stockholder agrees to sell and transfer, the Stock in the manner and upon the terms provided in this Agreement. No purchase, sale, gift, endorsement, assignment, transfer, pledge, encumbrance or other disposition, whether voluntary, involuntary or by operation of law, including, without limitation, any transfer pursuant to a divorce decree, of any shares of Stock of any Stockholder shall be valid and binding except as provided in, and in accordance with, the terms and conditions of this Agreement. Any purported transfer by any Stockholder of the Stock or issuance of capital stock by the Company other than in accordance with this Agreement shall be null and void, and DHS shall refuse to recognize any such transfer and shall not reflect on its records any change in record ownership of the Stock pursuant to any such transfer. Any transferee of the Stock becoming the owner of the Stock in compliance with this Agreement shall thereafter be deemed a Stockholder. The personal representative of a deceased Stockholder shall automatically be subject to the terms and conditions of this Agreement. Notwithstanding the foregoing, the holders of Convertible Preferred Stock are entitled, pursuant to the terms of the DHS Amended and Restated Articles, to exercise rights to convert shares of Convertible Preferred Stock into shares of Class C Common Stock, and to require DHS to purchase shares of Convertible Preferred Stock under certain circumstances, and no such conversion or redemption shall give any person any rights under this Agreement.
    4. DEATH, DISABILITY AND TERMINATION OF EMPLOYMENT OF A MANAGEMENT STOCKHOLDER; INVOLUNTARY TRANSFERS.
    (a)  GENERAL.
         (i) Upon the occurrence of the termination of employment of any Management Stockholder (except with respect to each of Rifkin and Kimmel, the termination of whose employment is governed by Section 4(f) hereof) with DHS for any reason, other than an "Involuntary Transfer" (as defined below) including, but not limited to, death or "disability" (as defined in
    Section 4(c) below), such Management Stockholder or other Stockholder, as the case may be, shall sell, and DHS shall purchase, all of the Stock then registered in such Stockholder's name at the price provided in Section 4(e) or Section 6 hereof, as the case may be, and upon the terms provided in
    Section 7 hereof.
         (ii) Upon the occurrence of an "Involuntary Transfer" (as defined in Section 4(d) below) of the Stock of any Stockholder (the "INVOLUNTARY TRANSFER STOCKHOLDER"), DHS shall have the right, for a period of thirty
    (30) days from the date of such occurrence, to purchase such Stock by providing written notice to such effect to such Involuntary Transfer Stockholder and to any court which has then exercised jurisdiction over such Involuntary Transfer Stockholder with respect to its Stock, or to any assignee, trustee in bankruptcy or successor in interest, as the case may be, and such Involuntary Transfer Stockholder shall be obligated if DHS elects to exercise its right to purchase such Stock to sell all but not less than all of the Stock then registered in such Involuntary Transfer Stockholder's name at the price provided in Section 6 hereof and upon the terms provided in Section 7 hereof. If DHS elects not to exercise its purchase pursuant to this Section 4(a)(ii) within such thirty (30) day period, it shall immediately provide written notice to that effect to all of the other stockholders (the "NON-INVOLUNTARY TRANSFER STOCKHOLDERS"), who shall have the option to purchase, and such Involuntary Transfer Stockholder shall be obligated to sell to the extent such option is exercised, all of the shares of such Stock at the price provided in Section 6 hereof and upon the terms provided in Section 7 hereof. If more than one Non-Involuntary Transfer Stockholder desires to so purchase, then they shall purchase in such proportions as they may agree. In the absence of agreement, each of the Non-Involuntary Transfer Stockholders desiring to purchase such stock shall be entitled to purchase up to that number of shares of such Stock which is equal to the product of his percentage interest of all of the shares of DHS Capital Stock then held by such Non-Involuntary Transfer Stockholders multiplied by the number of shares of stock available for purchase hereunder. The Non-Involuntary Transfer Stockholders shall have the right to exercise their respective options for a period of thirty (30) days following their receipt of DHS' notice that it has elected not to purchase such Stock by providing notice in the manner required of DHS as otherwise set forth in this Section 4(a)(ii).
         (b) FURTHER ASSURANCES. Each Management Stockholder hereby agrees that he and/or his personal representative, and each trustee of any permitted trust hereunder, shall be bound to take any and all action necessary to enable DHS to purchase his Stock pursuant to the provisions of this Section 4.
         (c) DISABILITY. For purposes of this Section 4, "DISABILITY" with respect to a Management Stockholder shall have the meaning set forth in said Management Stockholder's DHS Employment Agreement or other employment agreement with DHS, and if no such agreement exists, as determined by DHS' Board of Directors in the exercise of its reasonable discretion.
         (d) INVOLUNTARY TRANSFERS; PAYMENT. For purposes of this Section 4, the occurrence of any of the following events shall constitute an "INVOLUNTARY TRANSFER": (i) if any portion of a Stockholder's Stock is attached or taken in execution, or (ii) if a Stockholder applies for the benefit of, or files a case under, any provision of the federal bankruptcy law or any other law relating to insolvency or relief of debtors, or (iii) if a case or proceeding is brought against a Stockholder under any provision of the federal bankruptcy law or any other law relating to insolvency or relief of debtors which is not dismissed within sixty (60) days after the commencement thereof, or (iv) if a Stockholder makes an assignment for the benefit of creditors, or (v) if any portion of a Stockholder's Stock is made subject to a charging order, or (vi) if any portion of a Management Stockholder's Stock or other Stock held by a natural person is transferred pursuant to a divorce decree. For purposes of this Section 4(d), the occurrence of any of the foregoing events described in Sections 4(d)(i) through (v) above, (A) with respect to the General Partner of the LP, shall constitute an Involuntary Transfer with respect to the LP of the Class B Common Stock, (B) with respect to the Series A Investor, shall constitute an Involuntary Transfer of the Series A Preferred Stock or the Class C Common Stock, as the case may be, (C) with respect to the Series B Investor, shall constitute an Involuntary Transfer of the Series B Preferred Stock, the Warrant or the Class C Common Stock, as the case may be, and (D) with respect to the Series C Investor, shall constitute an Involuntary Transfer of the Series C Preferred Stock, the Option or the Class C Common Stock, as the case may be. If any Stockholder has actual knowledge of an Involuntary Transfer by a Stockholder of his or its Stock, such Stockholder shall give written notice to such effect to DHS, and the giving of such written notice shall constitute the occurrence of such event for purpose of the time period set forth in this Section 4(d).
    (e) PAYMENT UPON TERMINATION OF EMPLOYMENT OF MANAGEMENT STOCKHOLDER OTHER THAN RIFKIN OR KIMMEL. If the employment of a Management Stockholder other than Rifkin or Kimmel with DHS is terminated, then the Management Stockholders whose employment with DHS has not been terminated shall have the option, for a period of sixty (60) days from the date of such termination, to purchase (in such proportions as they shall agree upon or, if they cannot agree, in proportion to their ownership of DHS Class A Common Stock other than the stock of the terminated Management Stockholder) and, if such option is accepted, such terminated Management Stockholder shall sell all of the shares of Stock held by such terminated Management Stockholder (the "TERMINATED MANAGER'S STOCK") on terms substantially identical to those set forth in Section 7 hereof (other than subsections (c) and (d) thereof) and for a price determined in accordance with Subsections (i) and (ii) of this Section 4(e). If all of the Terminated Manager's Stock is not purchased by the other Management Stockholders, DHS shall purchase, within ninety (90) days after the date of said termination, and such terminated Management Stockholder shall sell, all of the Terminated Manager's Stock upon the following terms and at the following prices:
         (i) if such Management Stockholder's employment is terminated (A) by DHS for any of the specific reasons enumerated in Section 4.3(a) of such Management Stockholder's DHS Employment Agreement, or, if no such agreement is then in effect, for "good cause" under applicable law, or (B) by the Management Stockholder for any reason not constituting "constructive termination" as defined in Section 4.4(b) of such Management Stockholder's DHS Employment Agreement, then at a price equal to the lower of such Management Stockholder's acquisition cost for his Stock or One Dollar ($1.00) per share, and upon the terms set forth in Section 7 hereof; or
         (ii) if such Management Stockholder's employment is terminated (A) by death, or by "disability" (as defined herein), or (B) by expiration of the term of such DHS Employment Agreement, or (C) by DHS without good cause as contemplated by Section 4.3(b) of such Employment Agreement, or (D) by the Management Stockholder for reasons constituting "constructive termination" under such Agreement, then at the price set forth in Section 6 hereof, and upon the terms set forth in Section 7 hereof.
If DHS is required, pursuant to the provisions of this Section 4(e), to purchase the Terminated Manager's Stock at a price determined pursuant to Subsection (ii) hereof, DHS shall, as a condition precedent to the closing of such purchase, on or before the Closing Date for its acquisition of the Terminated Manager's Stock, pay to (A) the Series A Investor all of the dividends then accrued but unpaid on the Series A Preferred Stock plus all accrued and unpaid interest thereon (whether by payment of cash or set off of any accrued but unpaid interest under the Promissory Note issued by the Series A Investor to DHS), or otherwise make provision for the payment of such dividends that is acceptable to the Series A Investor, in its reasonable discretion, (B) the Series B Investor all of the dividends then accrued but unpaid on the Series B Preferred Stock plus all accrued and unpaid interest thereon or otherwise make provision for the payment of such dividends that is acceptable to the Series B Investor, in its reasonable discretion, and (C) the Series C Investor all of the dividends then accrued but unpaid on the Series C Preferred Stock plus all accrued and unpaid interest thereon or otherwise make provision for the payment of such dividends that is acceptable to the Series C Investor, in its reasonable discretion. Notwithstanding the foregoing, in the event DHS has paid the Series C Investor as set forth in this paragraph prior to the consummation of a Qualified Public Offering on or before August 30, 1998 as defined in the Articles of Amendment and Restatement dated January 31, 1997, then on or before the consummation of a Qualified Public Offering on or before August 30, 1998 (at a price per share not less than the weighted average price paid or to be paid by the Series C Investor for all shares of Series C Preferred Stock then outstanding) the Series C Investor shall pay DHS an amount equal to the amount of dividends and interest paid to the Series C Investor pursuant to this Section.

    (f)  TERMINATION OF EMPLOYMENT, DEATH, DISABILITY OF RIFKIN AND KIMMEL.
         (i) TERMINATION OF EMPLOYMENT WITHOUT GOOD CAUSE. Except as set forth in the proviso to this sentence, if the employment of Rifkin or Kimmel, as the case may be, with DHS is terminated (A) by DHS for any of the specific reasons enumerated in Section 4.3(a) of his respective DHS Employment Agreement (or, if no such agreement is then in effect, for "good cause" under applicable law), or (B) by Rifkin or Kimmel, as the case may be, for any reason not constituting "constructive termination" as defined in Section 4.4(b) of such DHS Employment Agreement, then Rifkin or Kimmel, as the case may be, shall sell, and DHS shall purchase, all of the stock then registered in Rifkin's or Kimmel's name, as the case may be, at a price equal to the lower of Rifkin's or Kimmel's, as the case may be, acquisition cost for his Stock or One Dollar ($1.00) per share, and upon the terms provided in Section 7 hereof; provided, however, that the provisions of this paragraph 4(f)(i) shall not apply to any shares of capital stock of DHS held by Rifkin or Kimmel on the date hereof (or received as a distribution on or in respect of such shares after the date hereof as the result of any recapitalization, stock split or similar event).
         (ii) DEATH; DISABILITY. Upon each of (A) the death of Rifkin or Kimmel, as the case may be, and the appointment and qualification of such deceased stockholder's personal representative, and (B) the "Disability" of Rifkin or Kimmel (as such term is defined in each such shareholder's current employment agreement with DHS or, if there is none, as reasonably determined by the Board of Directors of DHS), as the case may be, such personal representative, Rifkin or Kimmel, as the case may be, may, for a period of sixty (60) days from the date of such appointment and qualification or disability, as the case may be, offer to the other Management Stockholders the option to purchase (in such proportions as they shall agree upon or, if they cannot agree, in proportion to their ownership of the DHS Class A Common Stock), all of the shares of Stock held by such personal representative, Rifkin or Kimmel, as the case may be, on terms substantially identical to those set forth in Section 7 hereof (other than Subsections (c) and (d) thereof) and at a price determined in accordance with the terms of Section 6 hereof. If the option to purchase all of the shares of Stock so offered is not exercised or accepted within such sixty
    (60) day period, then such personal representative, Rifkin or Kimmel, as the case may be, shall be entitled to sell, by providing written notice to DHS, and DHS shall be required to purchase upon receipt of such notice, all or any portion of such shares of Stock held by Rifkin or Kimmel, as the case may be, as such number of shares is set forth in such written notice, at the price and upon the terms provided in Sections 6 and 7 hereof.
         (iii) TERMINATION OF EMPLOYMENT UNDER OTHER CIRCUMSTANCES. If Rifkin's or Kimmel's employment is terminated (A) by expiration of the term of his respective DHS Employment Agreement, or (B) by DHS without good cause as contemplated by Section 4.3(b) of such Employment Agreements, or
    (C) by Rifkin or Kimmel, as the case may be, for reasons constituting "constructive termination" under such Agreements, then DHS shall purchase, within ninety (90) days after the date of such termination, and Rifkin and Kimmel shall sell, as the case may be, those shares (and only those shares) of capital stock of DHS acquired by Rifkin or Kimmel, as the case may be, after the date hereof (other than as a distribution on or in respect of shares held on the date hereof through a recapitalization, stock split, or similar event) at the price set forth in Section 6 hereof, and upon the terms set forth in Section 7 hereof.
If DHS is required, pursuant to the provisions of this Section 4(f), to purchase the Terminated Manager's Stock at a price determined pursuant to Subsection (ii) hereof, DHS shall, as a condition precedent to the closing of such purchase, on or before the Closing Date for its acquisition of the Terminated Manager's Stock, pay to (A) the Series A Investor all of the dividends then accrued but unpaid on the Series A Preferred Stock plus all accrued and unpaid interest thereon (whether by payment of cash or set off of any accrued but unpaid interest under the Promissory Note issued by the Series A Investor to DHS), or otherwise make provision for the payment of such dividends that is acceptable to the Series A Investor, in its reasonable discretion, (B) the Series B Investor all of the dividends then accrued but unpaid on the Series B Preferred Stock plus all accrued and unpaid interest thereon or otherwise make provision for the payment of such dividends that is acceptable to the Series B Investor, in its reasonable discretion, and (C) the Series C Investor all of the dividends then accrued but unpaid on the Series C Preferred Stock plus all accrued and unpaid interest thereon or otherwise make provision for the payment of such dividends that is acceptable to the Series C Investor, in its reasonable discretion. Notwithstanding the foregoing, in the event DHS has paid the Series C Investor as set forth in this paragraph prior to the consummation of a Qualified Public Offering on or before August 30, 1998 as defined in the Articles of Amendment and Restatement dated January 31, 1997, then on or before the consummation of a Qualified Public Offering on or before August 30, 1998 (at a price per share not less than the weighted average price paid or to be paid by the Series C Investor for all shares of Series C Preferred Stock then outstanding) the Series C Investor shall pay DHS an amount equal to the amount of dividends and interest paid to the Series C Investor pursuant to this Section.

    (g) PRICE ADJUSTMENTS FOLLOWING A CHANGE IN CONTROL OF DHS. If the employment of a Management Stockholder other than Rifkin or Kimmel with DHS is terminated pursuant to the provisions in Section 4(e)(ii)(C) or (D) above, and there occurs a Change in Control of DHS within the first twenty-four months following the date of such termination, DHS agrees to pay or cause to be paid to such terminated Management Stockholder (or to his heirs, legatees and/or guardians), in addition to the purchase price for such terminated Management Stockholder's Stock as determined pursuant to Section 7 hereof, the value of such terminated Management Stockholder's fair, allocative, share of any consideration that would have been payable to such terminated Management Stockholder (less any such consideration actually received by such Management Stockholder as a result of a sale of his Stock, whether to another Management Stockholder, DHS or another person) or to DHS upon, and as a result of, such a Change in Control of DHS within such twenty-four month period. Such payment shall be made by DHS when and as DHS or the other DHS Stockholders receive consideration as a result of such a Change in Control, and shall be paid by DHS based upon such terminated Management Stockholder's pro-rata equity interest in DHS at the time of termination. Any payment by DHS pursuant to this Section 4(f) may, at DHS' option, be made by delivery of (i) cash, (ii) a promissory note with a term of not more than ten years and interest at a rate calculated pursuant to Section 1274(d) of the Internal Revenue Code of 1986, or (iii) an appropriate in-kind distribution of any consideration received as a result of such Change in Control. The parties hereto acknowledge and agree that each Partner of the LP who has entered into a Professional Service Employment Agreement with the LLC shall be entitled to receive, and pursuant to Section 7.3.3(i) of the Limited Partnership Agreement has received, the benefit of the substantive provisions set forth in this Section 4(g), upon the sale of his Limited Partner Interest in the LP due to the termination of his employment with BMG resulting from a termination by the LLC without good cause or a "constructive termination," as defined therein.
    5.   VOLUNTARY TRANSFERS OF STOCK.
    (a) STOCK RESTRICTED. Subject to the rights of the holders of Convertible Preferred Stock set forth in the DHS Amended and Restated Articles, each Stockholder agrees that, during his lifetime or its corporate existence or otherwise, he or it will not sell, transfer, exchange, assign or otherwise dispose of (by sale, gift, or otherwise), or mortgage, hypothecate, lien, pledge, encumber or otherwise cause a security interest to be created in any of his or its Stock, except upon satisfaction of the conditions set forth in this
Section 5 and Section 4 above. Notwithstanding the foregoing, (i) each Management Stockholder shall be entitled to transfer all or any portion of his shares of Stock to a trust solely for the benefit of himself, his spouse and/or his lineal descendants PROVIDED THAT, as a condition of said transfer, (A) the agreement governing said trust requires transfers of any beneficial interests therein (other than among such permitted persons) to be treated as transfers of Stock hereunder and subject to the terms hereof, and (B) all trustees of said trust execute and deliver to the parties hereto a counterpart of this Agreement and otherwise agree to be bound by all of the terms and provisions hereof with respect to the Stock, and (ii) each holder of Convertible Preferred Stock and of Class B Common Stock may transfer its Convertible Preferred Stock or Class B Common Stock, as the case may be, to any entity all of the ownership interests in which are owned by such holder, provided that such transferee executes and delivers to the parties hereto a counterpart of this Agreement and otherwise agrees to be bound by all of the terms and provisions hereof.
    (b) DELEGATION RIGHTS. If DHS is unable to exercise any of its purchase rights hereunder, it shall be entitled to delegate such rights to such of the Stockholders who desire to purchase stock upon the occurrence of the events set forth in Sections 4(a)(i) or (ii) hereof, provided such stockholders, as a condition of such obligation, shall be entitled to purchase such stock pro rata as consolidated pursuant to Section 4(a)(ii) hereof.
    (c)  VOLUNTARY TRANSFERS BY MANAGEMENT STOCKHOLDERS.
         (i)  OPTION OF OTHER MANAGEMENT STOCKHOLDERS.  A Management
    Stockholder shall have the right to receive a bona fide offer to purchase (which he is willing to accept) (a "MANAGEMENT OFFER") from any independent third person capable of consummating such a sale of all, but not less than all, of his Stock (the "MANAGEMENT OFFERED STOCK"). Before accepting a Management Offer, such Management Stockholder shall first offer in writing (the "MANAGEMENT STOCKHOLDER'S OFFER") to sell the Management Offered Stock to the other Management Stockholders (the "OTHER MANAGEMENT STOCKHOLDERS") at the price and on the terms on which such selling Management Stockholder proposes to transfer the Management Offered Stock to the proposed third party transferee. The Management Stockholder's Offer shall set forth (A) the number of shares of the Management Offered Stock, (B) the name and address of the proposed transferee, (C) the amount of consideration to be received by the selling
    Stockholder, and (D) the method of proposed payment. A copy of the Management Stockholder's Offer shall simultaneously also be sent to all of the other Stockholders and to DHS.
         The Other Management Stockholders shall have the option to acquire all or any of the shares of Management Offered Stock at the price and upon the terms provided in the Management Stockholder's Offer. If more than one Other Management Stockholder desires to purchase the Management Offered Stock, such Management Offered Stock shall be purchased by them in such proportions as they may agree. In the absence of agreement, each of the Other Management Stockholders desiring to purchase the Management Offered Stock shall be entitled to purchase up to that number of shares of Management Offered Stock which is equal to the product of such number of shares of Management Offered Stock divided by the number of other
    Management Stockholders desiring to purchase such shares of Stock. The Other Management Stockholders shall have the right to exercise their respective options to purchase the Management Offered Stock, for a period of thirty (30) days following their receipt of the Management Stockholder's Offer, by notifying the selling Management Stockholder in writing of their respective intentions to purchase at Closing (as defined in Section 7(e) hereof) all or any shares of the Management Offered Stock.
         (ii) OPTION OF THE HOLDERS OF CLASS B COMMON STOCK. If the Other Management Stockholders do not accept the Management Stockholder's Offer to purchase all of the shares of Management Offered Stock within the period of thirty (30) days provided in Section 5(c)(i), then the selling Management Stockholder, immediately thereafter, shall be deemed to have made an offer (the "MANAGEMENT STOCKHOLDER'S SECOND OFFER") to sell all of the remaining shares of the Management Offered Stock (the "REMAINING MANAGEMENT OFFERED STOCK") to the holders of Class B Common Stock at the price and upon the terms provided in the Management Stockholder's Offer. The holders of the Class B Common Stock shall have the option, for a period of fifteen (15) days after the earlier to occur of (A) expiration of the thirty (30) day period provided in Section 5(c)(i), or (B) notification by all of the Other Management Stockholders to the holders of Class B Common Stock to the effect that the Other Management Stockholders, in the aggregate, have elected to purchase less than all of the shares of Management Offered Stock as provided in Section 5(c)(i), to purchase all of the Remaining Management Offered Stock, upon written notification to the selling Management Stockholder, at the price and upon the terms provided in this Section 5(c). If more than one holder of Class B Common Stock desires to purchase the Remaining Management Offered Stock, such Remaining Management Offered Stock shall be purchased by them in such proportions as they may agree. In the absence of agreement, each of the holders of Class B Common Stock desiring to purchase the Remaining Management Offered Stock shall be entitled to purchase up to that number of shares of Remaining Management Offered Stock which is equal to the product of his percentage interest of all of the shares of Class B Common Stock held by all such holders of Class B Common Stock times the number of shares of Remaining Management Offered Stock available for purchase hereunder. The holders of Class B Common Stock shall have the right to exercise their respective options to purchase the Remaining Management Offered Stock by notifying the selling Management Stockholder in writing of their respective intentions to purchase at
    Closing (as defined in Section 7(e) hereof) all or any shares of the Remaining Management Offered Stock.
         (iii)     OPTION OF THE HOLDERS OF CONVERTIBLE PREFERRED STOCK.  If
    the holders of Class B Common Stock do not accept the Management Stockholder's Second Offer to purchase all of the shares of Remaining Management Offered Stock within the period of fifteen (15) days provided in
    Section 5(c)(ii), then the selling Management Stockholder, immediately thereafter, shall be deemed to have made an offer (the "MANAGEMENT STOCKHOLDER'S THIRD OFFER") to sell all of the remaining shares of the Remaining Management Offered Stock (the "AVAILABLE MANAGEMENT OFFERED STOCK") to the holders of Convertible Preferred Stock at the price and upon the terms provided in the Management Stockholder's Offer. The holders of Convertible Preferred Stock shall have the option, for a period of fifteen
    (15) days after the earlier to occur of (A) expiration of the fifteen (15) day period provided in Section 5(c)(ii), or (B) notification by all of the holders of Class B Common Stock to the holders of Convertible Preferred Stock to the effect that the holders of Class B Common Stock have elected to purchase less than all of the shares of Remaining Management Offered Stock as provided in Section 5(c)(ii), to purchase all of the Available Management Offered Stock, upon written notification to the selling Management Stockholder, at the price and upon the terms provided in this
    Section 5(c). If more than one holder of Convertible Preferred Stock desires to purchase the Available Management Offered Stock, such Available Management Offered Stock shall be purchased by them in such proportions as they may agree. In the absence of agreement, each of the holders of Convertible Preferred Stock desiring to purchase the Available Management Offered Stock shall be entitled to purchase up to that number of shares of Available Management Offered Stock which is equal to the product of his percentage interest of all of the shares of Convertible Preferred Stock held by all such holders of Convertible Preferred Stock times the number of shares of Available Management Offered Stock available for purchase hereunder. The holders of Convertible Preferred Stock shall have the right to exercise their respective options to purchase the Available Management Offered Stock by notifying the selling Management Stockholder in writing of their respective intentions to purchase at Closing (as defined in Section 7(e) hereof) all or any shares of the Available Management Offered Stock.
         (iv) OPTION OF DHS. If the holders of Convertible Preferred Stock do not accept the Management Stockholder's Third Offer to purchase all of the shares of Available Management Offered Stock within the period of fifteen
    (15) days provided above in Section 5(c)(iii), then the selling Management Stockholder, immediately thereafter, shall be deemed to have made an offer (the "FINAL MANAGEMENT STOCKHOLDER'S OFFER") to sell all of the remaining shares of the Available Management Offered Stock (the "FINAL MANAGEMENT OFFERED STOCK") to DHS at the price and upon the terms provided in the Management Stockholder's Offer. DHS shall have the option, for a period of fifteen (15) days after the earlier to occur of (i) expiration of the fifteen (15) day period provided in Section 5(c)(iii), or (ii) notification by all of the holders of Convertible Preferred Stock to DHS to the effect that the holders of Convertible Preferred Stock have elected to purchase less than all of the shares of Available Management Offered Stock as provided in Section 5(c)(iii), to purchase all or some of the Final Management Offered Stock, upon written notification to the selling Management Stockholder, at the price and upon the terms provided in the Management Stockholder's Offer.
         (v) TRANSFERS TO THIRD PARTIES. If (A) a Management Stockholder elects to transfer all of his shares of Management Stock; (B) said Management Stockholder strictly complies with the provisions of Sections 5(c)(i) through 5(c)(iv) above; (C) the Remaining Management Stockholders, the holders of Class B Common Stock, the holders of Convertible Preferred Stock and DHS elect to purchase, in the aggregate, less than all of the shares of Management Offered Stock; and (D) the Management Stockholder who desires to transfer the Management Offered Stock complies with the terms of this Section 5(c)(v), then all of the Management Offered Stock remaining unsold pursuant to the rights of refusal contained in this Section 5(c) may be sold by the selling Management Stockholder to the third party named in the Management Stockholder's Offer within a period of thirty (30) days after the expiration of the fifteen (15) day period provided in Section 5(c)(iv). Such remaining Management Offered Stock may be transferred to the third party named in the Management Stockholder's Offer; provided that
    (X) such shares are sold at the price and on the terms set forth in the Management Stockholder's Offer; (Y) the shares so transferred shall remain subject to all of the provisions of this Agreement; and (Z) the third party transferee shall execute an instrument acceptable to counsel for DHS, pursuant to which such third party becomes a party to this Agreement and agrees to be bound by all of the provisions and terms or conditions hereof.
         (d)  VOLUNTARY TRANSFERS BY THE HOLDERS OF CLASS B COMMON STOCK.
         (i)  OPTION OF OTHER STOCKHOLDERS.  Each holder of Class B Common
    Stock shall have the right to receive a bona fide offer to purchase (which it is willing to accept) (a "CLASS B COMMON OFFER") from any independent third person capable of consummating such a sale of all, but not less than all, of its Class B Common Stock (the "CLASS B COMMON OFFERED STOCK"). Before accepting a Class B Common Offer, the holder of Class B Common Stock shall first offer in writing (the "CLASS B COMMON STOCKHOLDER'S OFFER") to sell the Class B Common Offered Stock to the other Stockholders (the "OTHER STOCKHOLDERS") at the price and on the terms on which such selling Class B Common Stockholder proposes to transfer the Class B Common Offered Stock to the proposed third party transferee. The Class B Common Stockholder's
    Offer shall set forth (A) the number of shares of the Class B Common
    Offered Stock, (B) the name and address of the proposed transferee, (C) the amount of consideration to be received by the holder of Class B Common Stock, and (D) the method of proposed payment. A copy of the Class B
    Common Stockholder's Offer shall simultaneously also be sent to DHS.
         The Other Stockholders shall have the option to acquire all or any of the shares of Class B Common Offered Stock at the price and upon the terms provided in the Class B Common Stockholder's Offer. If more than one Other Stockholder desires to purchase the Class B Common Offered Stock, such
    Class B Common Offered Stock shall be purchased by them in such proportions as they may agree. In the absence of agreement, each of the Other Stockholders desiring to purchase the Class B Common Offered Stock shall be entitled to purchase up to that number of shares of Class B Common Offered Stock which is equal to the product of his percentage interest of all of the shares of DHS Capital Stock then held by all such Other Stockholders times the number of shares of Class B Common Offered Stock available for purchase hereunder. The Other Stockholders shall have the right to exercise their respective options to purchase the Class B Common Offered Stock, for a period of thirty (30) days following their receipt of the Class B Common Stockholder's Offer, by notifying such holder of Class B Common Stock in writing of their respective intentions to purchase at Closing (as defined in Section 7(e) hereof) all or any shares of the Class B Common Offered Stock.
         (ii) OPTION OF DHS.   If the Other Stockholders do
    not accept the Class B Common Stockholder's Offer to purchase all of the shares of Class B Common Offered Stock within the period of thirty (30)
    days provided above in Section 5(d)(i), then the holders of Class B Common Stock, immediately thereafter, shall be deemed to have made an offer (the "FINAL CLASS B COMMON STOCK OFFER") to sell all of the remaining shares of the Class B Common Offered Stock (the "REMAINING CLASS B COMMON OFFERED STOCK") to DHS at the price and upon the terms provided in the Class B Common Stockholder's Offer. DHS shall have the option, for a period of fifteen (15) days after the earlier to occur of (i) expiration of the thirty (30) day period provided in Section 5(d)(i), or (ii) notification by all of the Other Stockholders to DHS to the effect that the Other Stockholders have elected to purchase less than all of the shares of Class
    B Common Offered Stock as provided in Section 5(d)(i), to purchase all of the Remaining Class B Common Offered Stock, upon written notification to such holder of Class B Common Stock, at the price and upon the terms provided in the Class B Common Stockholder's Offer.
         (iii)     TRANSFERS TO THIRD PARTIES.   If (A) the holder of Class B
    Common Stock elects to transfer all of its shares of Class B Common Stock;
    (B) the holder of Class B Common Stock strictly complies with the provisions of Sections 5(d)(ii) and (iii); (C) the Other Stockholders and DHS elect to purchase, in the aggregate, less than all of the shares of Class B Common Offered Stock; and (D) the holder of Class B Common Stock complies with the terms of this Section 5(c)(iii), then all of the Class B Common Offered Stock may be sold by the holder of Class B Common Stock to the third party named in the Class B Common Stockholder's Offer within a period of fifteen (15) days after the expiration of the fifteen
    (15) day period provided in Section 5(d)(ii). Such Class B Common Offered Stock may be transferred to the third party named in the Class B Common Stockholder's Offer; provided that (X) such shares are sold at the price and on the terms set forth in the Class B Common Stockholder's Offer; (Y) the shares so transferred shall remain subject to all of the provisions of this Agreement; and (Z) the third party transferee shall execute an instrument acceptable to counsel for DHS, pursuant to which such third party becomes a party to this Agreement and agrees to be bound by all of the provisions and terms or conditions hereof.

    (e) VOLUNTARY TRANSFERS BY THE HOLDERS OF CONVERTIBLE PREFERRED STOCK. Notwithstanding any other provision of this Agreement or any other agreement to which DHS and either of the Series A Investor, the Series B Investor or the Series C Investor are parties, no shares of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock, as the case may be, may be voluntarily transferred pursuant to this Section 5(e) or otherwise if, at the time of such attempt to transfer, (1) the Series A Investor, the Series B Investor or the Series C Investor, respectively, has not made full payment to DHS in cash for all shares of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock, as the case may be, held by the Series A Investor, the Series B Investor or the Series C Investor, respectively, including all amounts of principal and interest under any note given in partial consideration for such shares, or (2) any holder of Convertible Preferred Stock proposing to sell such stock pursuant to this Section 5(e) holds, at the time of such attempt at transfer, rights to purchase additional shares of Convertible Preferred Stock.
         (i)  OPTION OF DHS.   Except as otherwise herein
    provided, each holder of Convertible Preferred Stock shall have the right to receive a bona fide offer to purchase (which it is willing to accept)
    (a "CONVERTIBLE PREFERRED STOCK OFFER"), from any independent third person capable of consummating such a sale, any or all of its shares of Convertible Preferred Stock (the "PREFERRED OFFERED STOCK"). Before accepting a Convertible Preferred Stock Offer, the holder of Convertible Preferred Stock shall first offer in writing (the
    "CONVERTIBLE PREFERRED STOCKHOLDER'S OFFER") to sell the Preferred Offered Stock to DHS at the price and on the terms on which the holder of Convertible Preferred Stock proposes to transfer the Preferred Offered Stock to the proposed third party transferee. The Convertible Preferred Stockholder's Offer shall set forth (A) the number of shares of the Preferred Offered Stock, (B) the name and address of the proposed transferee, (C) the amount of consideration to be received by the holder of Convertible Preferred Stock, and (D) the method of proposed payment.

         DHS shall have the option to acquire all, but not less than all, of the shares of Preferred Offered Stock at the price and upon the terms provided in the Convertible Preferred Stockholder's Offer. DHS shall have the right to exercise its option to purchase the Preferred Offered Stock, for a period of thirty (30) days following its receipt of the Convertible Preferred Stockholder's Offer, by notifying all of the holders of Convertible Preferred Stock in writing of its intention to purchase at Closing (as defined in Section 7(e) hereof) all or any shares of the Preferred Offered Stock.
         (ii) OPTION OF THE HOLDERS OF CONVERTIBLE PREFERRED STOCK.   If DHS
    does not accept the Convertible Preferred Stockholder's Offer to purchase all of the Shares of Preferred Offered Stock within the period of thirty
    (30) days provided in Section 5(e)(i), then the selling holder of Convertible Preferred Stock, immediately thereafter, shall be deemed to have made an offer (the "SECOND CONVERTIBLE PREFERRED STOCKHOLDER'S OFFER") to sell all of the remaining shares of the Preferred Offered Stock (the "REMAINING PREFERRED OFFERED STOCK") to the other holders of Convertible Preferred Stock at the price and upon the terms provided in the Convertible Preferred Stockholder's Offer. The other holders of Convertible Preferred Stock shall have the option, for a period of fifteen (15) days after the earlier to occur of (A) expiration of the thirty (30) day period provided in Section 5(e)(ii), or (B) notification by DHS to the holders of Convertible Preferred Stock to the effect that DHS has elected to purchase less than all of the shares of Remaining Preferred Offered Stock as provided in Section 5(e)(ii), to purchase all of the Remaining Preferred Offered Stock upon written notification to the selling holder of Remaining Preferred Offered Stock, at the price and upon the terms provided in the Convertible Preferred Stockholder's Offer. If more than one holder of Convertible Preferred Stock desires to purchase the Remaining Preferred Offered Stock, such Remaining Preferred Offered Stock shall be purchased by them in such proportions as they may agree. In the absence of agreement, each of the holders of Convertible Preferred Stock desiring to purchase the Remaining Preferred Offered Stock shall be entitled to purchase up to that number of shares of Remaining Preferred Offered Stock which is equal to the product of his percentage interest of all of the shares of Convertible Preferred Stock held by all such holders of Convertible Preferred Stock times the number of shares of Remaining Preferred Offered Stock available for purchase hereunder. The holders of Convertible Preferred Stock shall have the right to exercise their respective options to purchase the Remaining Preferred Offered Stock by notifying the selling holder of Convertible Preferred Stock in writing of their respective intentions to purchase at Closing (as defined in Section 7(e) hereof) all or any shares of the Remaining Preferred Offered Stock.
         (iii)     TRANSFERS TO THIRD PARTIES.   If (A) the holder of
    Convertible Preferred Stock elects to transfer all of its shares of Convertible Preferred Stock; (B) the holder of Convertible Preferred Stock strictly complies with the provisions of Sections 5(e)(i) and (ii); (C) DHS does not exercise its right to purchase all, but not less than all, of the shares of Preferred Offered Stock and the holders of Convertible Preferred Stock elect to purchase, in the aggregate, less than all of the shares of the Remaining Preferred Offered Stock; and (D) the holder of Convertible Preferred Stock complies with the terms of this Section 5(e)(iii), then all, but not less than all, of the shares of the Remaining Preferred
    Offered Stock may be sold by the holder of Convertible Preferred Stock to the third party named in the Convertible Preferred Stockholder's Offer within a period of thirty (30) days after the expiration of the fifteen
    (15) day period provided in Section 5(e)(ii). Such Remaining Preferred Offered Stock may be transferred to the third party named in the
    Convertible Preferred Stockholder's Offer; provided that (X) such shares are sold at the price and on the terms set forth in the Convertible Preferred Stockholder's Offer; (Y) the shares so transferred shall remain subject to all of the provisions of this Agreement; and (Z) the third party transferee shall execute an instrument reasonably acceptable to counsel for DHS, pursuant to which such third party becomes a party to this Agreement and agrees to be bound by all of the provisions and terms or conditions hereof.
    (f)  The closing for any purchase by a Stockholder or DHS of shares proposed to be voluntarily transferred by a Stockholder pursuant to a BONA FIDE third party offer under this Section 5 shall be held at 10:00 a.m. at the principal offices of DHS in Owings Mills, Maryland, on the date set forth for the closing in the BONA FIDE offer. In the event that no such date is set forth in the BONA FIDE offer, the closing shall be held at the principal offices of DHS in Owings Mills, Maryland, at 10:00 a.m., not later than the 30th day after the last to expire of the time periods for giving of notice provided for under this Section 5 and applicable to such proposed voluntary transfer.
    6. PURCHASE PRICE OF STOCK FOR PURPOSES OF INVOLUNTARY TRANSFERS AND SECTIONS 4(E)(II) AND 4(F)(II).
    (a)  AGREEMENT OF THE PARTIES.   With respect to purchases governed by the
provisions of Section 4(d), Section 4(e)(ii) and Section 4(f)(ii) hereof, if the purchaser of Stock hereunder, on the one hand, and the transferring Stockholder, on the other hand, agree in writing as to the purchase price for the Stock to be sold pursuant to Section 4(d), 4(e)(ii) or Section 4(f)(ii) hereof, as the case may be, such agreed price shall be the purchase price for such Stock. If no agreement on the purchase price of such Stock can be reached within thirty (30) days from the date of the occurrence of the applicable event under the provisions of Section 4(d), or 4(e)(ii) or, with respect to the occurrence of an event governed by Section 4(f)(ii), within thirty (30) days after the receipt of the notice required to be determined thereunder, as the case may be (provided that, with respect to the death of a Management Stockholder other than Rifkin or Kimmel, such thirty (30) day period shall commence upon the appointment and qualification of such deceased Management Stockholder's personal representative), then the purchase price of said Stock shall be determined pursuant to Section 6(b) hereof.
    (b)  APPRAISAL.
         (i) If the purchase price of Stock to be sold pursuant to Section 4(d), 4(e)(ii) or 4(f)(ii) is not agreed upon as provided in Section 6(a) within the time period stated therein, then within fourteen (14) days thereafter an appraiser or appraisers shall be jointly selected by the transferring Stockholder, on the one hand, and DHS on the other hand, and such jointly selected appraiser or appraisers shall determine the "fair market value of the Stock," which determination shall be binding and conclusive upon all parties. For purposes of this Section 6(b), the "FAIR MARKET VALUE OF THE STOCK" shall be an amount equal to the "Fair Market Value Per Share" of the Class being sold and purchased hereunder, multiplied by the number of shares of Stock of said Class of the transferring Stockholder which are being sold and purchased hereunder.
    "FAIR MARKET VALUE PER SHARE" shall be an amount as of the Disposition Date as determined by appraisal using such methods as the appraisers appointed hereunder determine, in the exercise of their sole discretion, is appropriate pursuant to this Section 6(b), taking into account any liquidation preferences or other rights attendant to such class, any minority stockholder discount, majority stockholder premium or marketability or other discount or premium, as the case may be.
    "DISPOSITION DATE" shall be the last day of the calendar month immediately preceding the event giving rise to the purchase of the Stock under Section
    4 hereof.
         (ii) If the transferring Stockholder, on the one hand, and DHS on the other hand, do not agree upon the selection of an appraiser or appraisers, as provided in Section 6(b)(i), within the period therein stated, then, within seven (7) days after the expiration of the fourteen (14) day period provided for in Section 6(b)(i) hereof, the transferring Stockholder shall appoint an appraiser, and DHS shall appoint a second appraiser. The two
    (2) appraisers so appointed shall appoint a third appraiser within seven
    (7) days after both shall have been appointed. If either the transferring Stockholder or DHS shall fail to so appoint an appraiser, the appraiser duly appointed by the other shall serve as the sole appraiser and such appraiser shall determine the fair market value of the Stock and such determination shall be binding, final and conclusive on all parties. The said appraisers so appointed (or the sole appraiser if any party fails to select an appraiser as provided above), shall, within thirty (30) days after the last appointment thereof determine the fair market value of the Stock and the determination of such appraiser shall be determinative of the fair market value of the Stock for the purposes of this Agreement and shall be binding, final and conclusive on all parties. If the appraisers cannot agree on the fair market value of the Stock, within the time allotted, then such fair market value shall be the median of the two appraisals closest in value to each other.
         (iii) All expenses incurred in the appraisal process shall be borne and paid equally by the transferring Stockholder, and DHS.

    7.   PAYMENT OF PURCHASE PRICE.   The payment of any purchase price for
Stock transferred pursuant to Section 4 hereof may be made on such terms as are agreed upon by the parties but, absent such agreement shall be made as follows:
    (a)  CASH PORTION.   Subject to the terms of Section 7(d) hereof and, with
respect to any Involuntary Transfer, subject to such other terms and conditions as may be required by any court which has then exercised jurisdiction over any Involuntary Transfer Stockholder with respect to its Stock, or to any assignee, trustee in bankruptcy or successor in interest, as the case may be, (i) in the event of any transfer pursuant to Section 4 (other than as a result of the death of a Management Stockholder), (A) where DHS is the purchaser, ten percent (10%) of the total purchase price of the Stock shall be paid in cash by DHS on the Closing Date, as defined in Section 7(e) hereof, and (B) where any party other than DHS is the purchaser, the entire amount of the purchase price of the Stock shall be paid by check by such purchaser(s) on the Closing Date, and (ii) in the event of any transfer as a result of the death of a Management Stockholder, DHS shall pay by check on the Closing Date the greater of (A) the proceeds of any life insurance policy or policies (but not in excess of the purchase price to be paid by DHS hereunder) owned by DHS on which the deceased Management Stockholder is the named insured and DHS is the applicant, owner and beneficiary, and which policy or policies were purchased for the purpose of using the proceeds thereof to purchase the shares of Stock of the deceased Management Stockholder upon his death (rather than to reimburse DHS for the loss of the services to be provided to DHS by the deceased Management Stockholder), or (B) ten percent (10%) of the total purchase price of the Stock held by such deceased Management Stockholder. Notwithstanding the foregoing, if DHS is a purchaser hereunder but is unable, under applicable law, to make all or any portion of any payment otherwise due hereunder on the Closing Date, DHS shall pay such portion, if any, as applicable law permits, and the balance of such payment shall be payable pursuant to the provisions of Section 7(b) hereof.
    (b)  PROMISSORY NOTE.   The balance of the purchase price shall be
represented by a promissory note of DHS, payable in seven (7) equal annual installments of principal and interest, the first of which shall be due and payable on the first anniversary of delivery of such note. The note shall be substantially in the form of the promissory note attached hereto and made a part hereof as EXHIBIT A, and contain terms and conditions substantially similar to the terms and conditions contained therein. Interest shall accrue on, and be payable with, the unpaid balance of said note from the Closing Date at a rate equal to the applicable federal rate for long-term debt instruments then existing on the date of issuance under Code Section 1274(d)(1). As security for payment of the amounts due under such promissory note, DHS shall pledge to the selling Stockholder such shares of Stock being acquired until such time as all payments due thereunder have been paid in full, provided that such selling Stockholder shall not be entitled to exercise any voting or other rights with respect to such shares of Stock so long as DHS is not in default of any payment due under such note.
    (c)  DEBT DUE FROM STOCKHOLDER.   Any debt due by the transferring
Stockholder to DHS shall be payable according to its terms, as shall any debt due by DHS to the transferring Stockholder; except, however, that, regardless of the terms of any such debt due by the Stockholder to DHS, any cash payment due under Section 7(a) hereof, as well as any insurance proceeds payable under
Section 8 hereof, with respect to the purchase of the transferring Stockholder's Stock shall, instead of being paid to the transferring Stockholder, be first applied to the discharge of any such indebtedness, until all such indebtedness is fully discharged. The provisions of this Section 7(c) shall also apply to any purchases of Stock by DHS pursuant to Section 5 hereof.
    (d)  INVOLUNTARY TRANSFERS.   DHS shall settle with an assignee, trustee in
bankruptcy, attaching court or officer or successor in interest holding Stock received in an Involuntary Transfer by taking any or all such Stock in execution and paying to them the purchase price for each share of such Stock calculated pursuant to Section 6, but not exceeding the Stockholder's indebtedness and proper items of expense. The balance of the value of such Stock, if any, shall be distributable to the Stockholder with such payments to be applied in the order due in accordance with Section 7.
    (e)  CLOSING.   Closing on the sale of any shares of Stock sold pursuant to
Section 4 of this Agreement shall, unless otherwise agreed to in writing by the purchaser(s) and the transferring Stockholder, or otherwise provided in this Agreement, be held at the principal place of business of DHS (i) thirty (30) days from (A) the date that the last applicable period for exercising an unexercised option to purchase has lapsed, (B) the date an option to purchase is accepted or exercised, or (C) with respect to a sale as the result of the disability of Rifkin or Kimmel pursuant to Section 4(f)(ii), the date of delivery of the notice required thereunder, or (C) the occurrence of any event set forth in Section 4(a) (other than death of a Management Stockholder), or
(ii) with respect to the death of a Management Stockholder, ninety (90) days after the appointment and qualification of a deceased Management Stockholder's personal representative (collectively, the "CLOSING DATE"); PROVIDED THAT, if an appraiser or appraisers are appointed to determine the purchase price pursuant to Section 6, then the Closing shall take place on a date no later than thirty
(30) days from the receipt by the selling Stockholder and the purchaser of the determination of the fair market value of the Stock if such Closing Date would occur later than the Closing Date otherwise determined pursuant to this Section 7(e). At the Closing, upon payment of the purchase price (including delivery of the notes), the certificates representing the Stock to be purchased and sold hereunder shall be delivered by the selling Stockholder (or his personal or legal representatives, as the case may be) to the purchaser(s), appropriately endorsed in blank for transfer. If the certificates representing any shares of Stock to be so transferred have not been surrendered by the selling Stockholder, all rights of the holder thereof with respect to said Stock (including voting rights) nonetheless shall cease and terminate.
    8.   LIFE INSURANCE.
    (a)  PURCHASE AND OWNERSHIP OF POLICIES.   As soon as practicable following
the execution of this Agreement, DHS shall use its commercially reasonable best efforts to purchase a life insurance policy on the life of each Management Stockholder in such amounts, if any, as DHS' Board of Directors deems reasonable and appropriate. DHS shall be the owner and beneficiary of each such policy, and any proceeds received thereunder shall be held by DHS in trust for the purposes of satisfying DHS' purchase obligations hereunder. Each Management Stockholder agrees to cooperate with DHS in obtaining, and in keeping in full force and effect, all such policies. Once a policy has been purchased, DHS shall maintain all such insurance policies in full force and effect and shall not, without the prior written consent of the respective Management Stockholder, cancel any such policy or take or omit to take any action which might give rise to the termination or cancellation thereof. DHS shall pay premiums on all insurance policies as they become due. DHS may, when it deems appropriate, apply any dividends declared and paid on such policies to the payment of premiums. No party hereto shall have any obligations hereunder to the extent a Management Stockholder is either uninsurable or may not be insured as herein contemplated at upon commercially reasonable terms. Notwithstanding the foregoing, DHS may, in lieu of or in addition to policies of insurance acquired, owned and administered as set forth above, in the discretion of its Board of Directors, provide as benefits to its employees, including Management Stockholders, such other and additional policies of insurance or other insurance benefit plans on such other or additional terms and conditions, including ownership of policies of insurance in whole or in part by employees, including Management Stockholders, as it deems reasonable and appropriate.
    (b)  Option to Purchase Policies.  If a Management Stockholder transfers all of his Stock during his lifetime pursuant to Sections 4 or 5, or if this Agreement is terminated without being superseded by a similar agreement prior to such Management Stockholder's death, such Management Stockholder, or any designee of such Management Stockholder, shall have the right, during the sixty
(60) day period beginning with the date of transfer or termination of this Agreement, to purchase any life insurance policy insuring his life owned by DHS by paying DHS an amount equal to the cash surrender value of such policy (determined after payment of all policy loans incurred to pay premiums due thereunder and interest thereon) as of the date of purchase, plus the unearned portion of any premiums which shall have been paid thereon.
    9.   VOTING BY STOCKHOLDERS.
    (a)  SALE OF STOCKHOLDER'S STOCK.   If any vote, consent, determination or
other action is required or permitted to be made by the Stockholders and/or by DHS pursuant to the terms of this Agreement in order to authorize and permit DHS to exercise any of its rights hereunder, any Stockholder who would, upon exercise of said rights by DHS, thereby become obligated to sell his Stock, shall cast his vote and otherwise act, (i) as a Stockholder, by voting his stock in the same manner as do the holders of a majority of shares of Stock other than his own, and, (ii) as a director, by voting in the same manner as do a majority of the directors other than himself. A Stockholder who becomes obligated to sell his shares of Stock hereunder shall execute such instruments as may be necessary or appropriate to effect any action required or permitted to be taken by the Stockholders and the directors of DHS pursuant to the terms of this Agreement.
    (b)  CLASS A DIRECTORS.    Each of the present and future holders of Class A
Common Stock hereby agrees (i) to vote his shares of Stock to elect Stewart Gold, Alan Kimmel, and Scott Rifkin, as three of DHS' Class A Common Stock Directors for as long as their respective Employment Agreements with DHS are in full force and effect, and (ii) if then serving as a Class A Common Stock Director, to offer to resign as a director immediately upon termination of his employment with DHS.
    (c)  ISSUANCE OF ADDITIONAL SHARES OF STOCK.   Subject to such rights of the
Series A Preferred Stock Directors pursuant to Article IV, Section B.1(c) of the DHS Amended and Restated Articles, to such rights of the Series B Preferred Stock Directors pursuant to Article IV, Section C.1(c) of the DHS Amended and Restated Articles, to such rights of the Series C Preferred Stock Directors pursuant to Article IV, Section D.1(c) of the DHS Amended and Restated Articles, to such rights of the holders of Series A Preferred Stock pursuant to Article IV, Section B.1(e) of the DHS Amended and Restated Articles, to such rights of the holders of Series B Preferred Stock pursuant to Article IV, Section C.1(e) of the DHS Amended and Restated Articles, and to such rights of the holders of Series C Preferred Stock pursuant to Article IV, Section D.1(e) DHS Amended and Restated Articles, to exercise their respective rights with respect to the matters set forth therein, each Stockholder agrees (i) to vote his or its shares of Stock, (ii) to use commercially reasonable best efforts to cause his or its Affiliates to vote their shares of Stock, and (iii) if serving as a Director of DHS, to vote as a Director, to cause DHS to issue additional shares of stock to the Persons and in the amounts as are necessary:
         (1) to comply with the provisions of a public offering of DHS Common Stock pursuant to a registration statement filed with the Securities and Exchange Commission;
         (2) to fund or comply with the provisions of a stock option plan, restricted option plan, employee stock purchase plan, stock bonus plan or other employee stock plan or benefit approved and implemented by the Board for the benefit of officers, directors or employees of DHS, provided that the aggregate numbers of shares issued in respect of all such plans shall not exceed ten percent (10%) of the fully diluted capital stock of DHS calculated as of the time of the issuance and after giving effect thereto;
         (3)  upon conversion of any shares of Convertible Preferred Stock;
         (4) for the acquisition of another corporation by DHS by merger, purchase of substantially all of the assets of such corporation or other reorganization resulting in the ownership by DHS of not less than fifty percent (50%) of the voting power of such corporation;
         (5) as a result of a stock split, stock dividend or reclassification of shares of Common Stock distributable on a pro rata basis to all holders of Common Stock, with respect to any shares of Stock which have been repurchased by DHS and are being resold; and/or
         (6) to permit BMGGP, Inc., as General Partner of the LP, to issue Additional Limited Partner Interests upon acquisition of additional Medical Practices from and after the time that there are sixty-six (66) physicians who hold Limited Partner Interests in the LP (including options to purchase Limited Partner Interests) directly or indirectly through their professional corporations.
    10.  SPECIFIC PERFORMANCE.   Because the shares of Stock cannot be readily
purchased or sold in the open market, irreparable damage would result in the event this Agreement is not specifically enforced. Therefore, the rights to, or obligations of, any party shall be enforceable in a court by a decree of specific performance, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies, and all other remedies provided for in this Agreement, shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise. Notwithstanding any other provision of this Agreement, including, without limitation, the provisions of this Section 9, holders of Convertible Preferred Stock shall have no obligation to vote for any matter which requires the consent of such Stockholders or of the directors of DHS elected by them under the Amended and Restated Articles of Incorporation of DHS.
    11.  GUARANTEE OF CERTAIN MANAGEMENT STOCKHOLDERS.
    (a) Pursuant to the terms and conditions of Gold, Rifkin and Kimmel's respective DHS Employment Agreements, such Management Stockholders are each required to secure, or to assist the other officers and employees of DHS in securing, financing for DHS to satisfy DHS' capital requirements as set forth in its financial projections. The parties hereto have entered into the transactions contemplated by the Practice Participation Agreement on the assumption that DHS would receive cash as a result of equity financing in an amount of not less than $5 million on or before February 28, 1998 (the "FINAL MATURITY DATE").
    (b) If DHS does not receive at least $5 million of cash as a result of equity financing proceeds by the Final Maturity Date, the amount of equity financing proceeds actually received by DHS on or before such date shall be subtracted from $5 million (such positive difference being the "remainder"), and each of Gold, Rifkin and Kimmel shall present to DHS for cancellation, and DHS shall immediately cancel that number of shares of Class A Common Stock held by each such Management Stockholder equal to the product of the number of fully diluted shares of Class A Common Stock held by such Management Stockholder on the Closing Date, times a fraction, (i) the numerator of which shall be such remainder, and (ii) the denominator of which shall be 5 million.
    (c)  Each of the parties hereto acknowledges and agrees that any transfer of shares of Class A Common Stock pursuant to the provisions of this Section 11 shall not be subject to the limitations and restrictions on transfer, and the rights granted to the other Stockholders and DHS with respect to transfers, as otherwise provided in Section 5 hereof.
    (d) Each of the Management Stockholders and DHS hereby agree that the provisions of this Section 11 shall be deemed to be amendments to each Management Stockholder's respective DHS Employment Agreement, and hereby becomes a part thereof.
    (e) For purposes of this Section 11, an equity financing shall include any transaction in which Capital Stock of DHS is issued in return for cash.
    12.  SEVERABILITY.   It is the express intention of the parties that the
agreements contained herein shall have the widest application possible. If any agreement contained herein is found by a court having jurisdiction to be unreasonable in scope or character, the agreement shall not be rendered unenforceable thereby, but the parties shall in good faith negotiate a modification to the agreement that preserves the essence of the agreement of the parties contained herein with retroactive effect to render such agreement reasonable and such agreement shall be enforced as thus modified. If the court having jurisdiction will not review the agreement, then the parties shall mutually agree to a revision having an effect as close as permitted by law to the provision declared unenforceable. The parties further agree that in the event a court having jurisdiction determines, despite the express intent of the parties, that any portion of any covenant or agreement contained herein is not enforceable, the remaining provisions of this Agreement shall nonetheless remain valid and unenforceable.
    13.  ENDORSEMENT OF CERTIFICATE.   Upon the execution of this Agreement,
each certificate of Stock of DHS now registered in the name of a Stockholder and subject hereto shall be endorsed by the Secretary of Company as follows:
         "This certificate is transferable only upon compliance with the provisions of a restrictive agreement dated January 31, 1997, by and among Doctors Health System, Inc. and certain of its stockholders, a copy of which is on file in the office of the Secretary of DHS and is available upon request of any stockholder without charge."
All certificates for any shares of Stock hereinafter issued to Stockholders shall bear the same endorsement, and this Agreement shall cover all such stock.
         14.  TERM.   Anything contained herein to the contrary notwithstanding, this Agreement shall terminate, and all rights and obligations shall cease, except for rights and obligations under any then extant promissory note pursuant to Section 7 hereof, upon the occurrence of any of the following events:
         (i)   The written agreement of each of the then parties hereto; or
         (ii)  The cessation of DHS' business; or
         (iii) The bankruptcy, liquidation, receivership, or dissolution of, or assignment for the benefit of creditors by, DHS;
         (iv)  Any Change in Control of DHS; or
         (v)   The consummation of any public offering of DHS Capital Stock.
    15.  NOTICES.   All notices, offers, acceptances, requests and other
communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed by certified or registered mail to a Stockholder, as may be required, at their addresses on DHS records, and to DHS at DHS's principal place of business. Any party hereto may change his or its address for notice by giving notice thereof in the manner hereinabove provided.
    16.  AMENDMENT.   Any term or condition set forth in this Agreement may be
amended, modified or altered, and additional terms and conditions may be incorporated into this Agreement only with the express written consent of all of DHS and the Stockholders. All of such amendments, modifications, alterations or additions shall be effective as of the date of such unanimous consent, shall be in writing, and shall be provided to each of the parties hereto.
    17.  MISCELLANEOUS.   This Agreement embodies the entire agreement and
understanding among the parties hereto with respect to the subject matter hereof. This Agreement shall be binding upon, and inure to the benefit of, and shall be enforceable by, the heirs, successors, assigns, and personal representatives of the parties hereto. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland, without regard to principles of conflicts of law. In case any term of this Agreement shall be held invalid, illegal or unenforceable in whole or in part, neither the validity of the remaining part of such term nor the validity of the remaining terms of this Agreement shall in any way be affected thereby. Each of the parties agrees that he will consent to and approve any amendments of the DHS Amended and Restated Articles or by-laws of DHS which may be necessary or advisable in order to conform any of the provisions of this Agreement or any amendments hereto to the applicable laws of the State of Maryland as now or hereafter enacted. Each Stockholder agrees to vote his shares of Stock in DHS and to execute and deliver such documents as may be necessary in order to implement the provisions of the preceding sentence. Nothing set forth or referred to herein expressed or implied is intended or shall be construed to convey upon or give to any person other than the parties and their successors or permitted assigns, any rights or remedies under or by reasons of this Agreement. Each of the Stockholders agrees that, if DHS is able to enter into any arrangement with a Management Stockholder or another Stockholder, regarding the repurchase of such Management Stockholder's or other Stockholder's capital stock that is manifestly more favorable to DHS than the arrangements set forth herein, to execute and deliver to an amendment to this Stockholders Agreement reflecting such arrangement.
    18.  INTERPRETATION.   The parties and their respective legal counsel and
accountants actively participated in the negotiation and drafting of this Agreement, and in the event of any ambiguity or mistake herein, or any dispute among the parties with respect to the provisions hereof, no provision in this Agreement shall be construed unfavorable against any of the parties on the ground that it or its counsel was the drafter thereof.
    19.  WILLS.   Each Management Stockholder shall promptly execute a will or codicil to his will authorizing and directing his personal representatives to perform all of his obligations under this Agreement, but the failure to execute such a will shall not affect the rights of the remaining Stockholders or the obligations of their personal representatives, heirs, descendants, or estates, as provided in this Agreement.
    20.  CANCELLATION OF PRIOR AGREEMENT.   This Agreement supersedes and
replaces that certain Stockholders Agreement by and among DHS, the Management Stockholders, the LP, the Series A Investor and the Series B Investor, dated September 4, 1996 (the "OLD STOCKHOLDERS AGREEMENT") in its entirety. The Old Stockholders Agreement is hereby cancelled, rescinded and abrogated.
    IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as an instrument under seal as of the date first above written.
WITNESS/ATTEST:                        DOCTORS HEALTH SYSTEM, INC.


                                       By:  /s/ Stewart B. Gold
----------------------------              -----------------------
                                       Stewart B. Gold, President

                                       MANAGEMENT STOCKHOLDERS:


                                       /s/ Stewart B. Gold
----------------------------           --------------------------
                                       Stewart B. Gold, individually



                                       /s/ Scott M. Rifkin
----------------------------           --------------------------
                                       Scott M. Rifkin, individually


                                       /s/ Alan Kimmel
----------------------------           --------------------------
                                       Alan Kimmel, individually


                                       MEDICAL HOLDINGS LIMITED
                                          PARTNERSHIP

                                       By:  BMGP, Inc., its General Partner


                                            By:  /s/ Scott M. Rifkin
                                                --------------------------
                                             Scott M. Rifkin, President


                                       ST. JOSEPH MEDICAL CENTER, INC.


                                       By:
----------------------------              -----------------------
                                       Name:  John S. Prout
                                       Title:  President & CEO


                                       MED-LANTIC MANAGEMENT
                                       SERVICES, INC.


                                       By:
----------------------------              -----------------------
                                            Name:
                                            Title:


                                       GENESIS HEALTH VENTURES, INC.


                                       By:
----------------------------              -----------------------
                                            Name:
                                            Title: